Exhibit 2.1
ASSET PURCHASE AGREEMENT
BY AND AMONG

HAMCO, INC.,

NEAT SOLUTIONS, INC.

AND

EACH OF THE SHAREHOLDERS OF

NEAT SOLUTIONS, INC.
Dated as of

July 2, 2009

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ASSET PURCHASE AGREEMENT
THIS ASSET PURCHASE AGREEMENT (the “Agreement”) is entered into as of the 2nd day of July, 2009, by and among HAMCO, INC., a Louisiana corporation (the “Purchaser”), NEAT SOLUTIONS, INC., a Florida corporation (the “Seller”), and each of the undersigned shareholders of the Seller (each a “Shareholder,” and collectively, the “Shareholders”).
WHEREAS, the Seller is engaged in the business of designing, manufacturing, marketing, importing, selling and distributing various types of products for the infant and toddler retail market (the “Business”);
WHEREAS, the Purchaser desires to purchase from the Seller, and the Seller desires to sell to the Purchaser, substantially all of the assets of the Seller used in the conduct of the Business, upon the terms and conditions of this Agreement; and
WHEREAS, certain capitalized terms used in this Agreement have the meanings assigned to them in Section 7.1;
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, the parties hereto, intending to be legally bound hereby, agree as follows:
ARTICLE I
PURCHASE AND SALE OF THE PURCHASED ASSETS
Section 1.1 Sale and Transfer of the Purchased Assets. Subject to the terms and conditions of this Agreement, as of the Closing, which shall occur simultaneously with the execution and delivery of this Agreement, the Seller shall sell, convey, transfer, assign and deliver to the Purchaser, and the Purchaser shall purchase and accept from the Seller, all of the Purchased Assets, free and clear of any and all Encumbrances (other than Permitted Encumbrances), for an aggregate consideration equal to the Final Cash Purchase Price (as finally determined and adjusted pursuant to this Agreement) plus the assumption of the Assumed Liabilities (together, the “Purchase Price”).
Section 1.2 Excluded Assets. Notwithstanding anything to the contrary in this Agreement, the Seller does not sell to the Purchaser, and the Purchaser does not purchase or accept from the Seller, the Excluded Assets, and the Excluded Assets shall remain the property of the Seller after the Closing.
Section 1.3 The Preliminary Cash Purchase Price.
(a) Subject to the terms and conditions of this Agreement, in consideration of the aforesaid sale, conveyance, transfer, assignment and delivery of the Purchased Assets, the Purchaser shall pay to the Seller the Preliminary Cash Purchase Price at the Closing in accordance with Section 2.3(d), which sum shall be subject to adjustment following the Closing as provided in Section 1.4 (as so adjusted, the “Final Cash Purchase Price”).

(b) At the Closing, the Purchaser shall deposit a sum equal to ten percent (10%) of the Preliminary Cash Purchase Price as reduced by the Besner Loan Payment (the “Escrow Amount”), on behalf of the Seller, with an escrow agent reasonably acceptable to the Purchaser and the Seller (the “Escrow Agent”), pursuant to an escrow agreement between the Purchaser, the Seller and the Escrow Agent (the “Escrow Agreement”), which Escrow Amount is intended to be available to satisfy the Seller’s obligations, if any, under Section 1.4(c)(ii).
Section 1.4 The Final Cash Purchase Price.
(a) As promptly as practicable, but no later than thirty (30) days after the Closing Date, the Purchaser shall cause to be prepared and delivered to the Seller a statement of Closing Net Equity and Retained Cash as of the Closing Date (the “Closing Retained Cash”) setting forth in reasonable detail the Purchaser’s calculations thereof (the “Statement of Closing Calculations”). If the Seller disagrees in any respect with the Statement of Closing Calculations, then, within the thirty (30) days after its receipt thereof, the Seller may deliver a notice to the Purchaser (the “Notice of Disputed Items”) setting forth in reasonable detail the items contained in the Statement of Closing Calculations that the Seller disputes and the basis for such dispute (the “Disputed Items”). If the Seller does not deliver a Notice of Disputed Items within such 30-day period, then the Purchaser’s Statement of Closing Calculations shall be final and be deemed a Final Resolution for purposes of this Agreement as of the expiration of such 30-day period. If the Seller delivers a Notice of Disputed Items, then the Purchaser and the Seller shall use their reasonable best efforts to negotiate in good faith an agreement as to all such Disputed Items. If such agreement is not reached within fifteen (15) days after the Purchaser’s receipt of the Notice of Disputed Items, then the Purchaser and the Seller shall (i) submit their unresolved disputes for final resolution (the “Final Resolution”) to an independent, nationally recognized accounting firm, having no material relationship with any party to this Agreement, to be mutually agreed upon by the Purchaser and the Seller (the “Accounting Referee”) and (ii) jointly direct the Escrow Agent in writing to release to the Seller the amount of the Escrow Amount, if any, in excess of the greatest amount that may become payable to the Purchaser from the Escrow Amount pursuant to Section 1.4(c)(ii) upon the resolution of the Disputed Items by the Accounting Referee. The Accounting Referee shall consider only those items or amounts contained in the Notice of Disputed Items as to which the Seller and the Purchaser were unable to resolve their disputes and shall deliver to the Purchaser and the Seller, as promptly as practicable (but in any event no later than thirty (30) days after the Accounting Referee’s engagement), a report setting forth its calculations, which report, absent manifest error, shall be final and binding upon the Purchaser and the Seller. The costs of the Accounting Referee shall be borne equally by the Purchaser and the Seller.
(b) Upon the determination of Closing Retained Cash and Closing Net Equity, whether by the agreement of the parties or by Final Resolution, the following adjustments shall be made to the Preliminary Cash Purchase Price to calculate the Final Cash Purchase Price:
(i) if such Closing Net Equity exceeds $1,027,045.45 (such excess, if any, the “Equity Increase”), then an amount equal to the Equity Increase shall be added to the Preliminary Cash Purchase Price;

(ii) if such Closing Net Equity is less than $527,045.45 (such shortfall, if any, the “Equity Decrease”), then an amount equal to the Equity Decrease shall be deducted from the Preliminary Cash Purchase Price;
(iii) if such Closing Retained Cash is less than Estimated Retained Cash (such shortfall, if any, the “Retained Cash Shortfall”), then an amount equal to the Retained Cash Shortfall shall be added to the Preliminary Cash Purchase Price; and
(iv) if such Closing Retained Cash exceeds Estimated Retained Cash (such excess, if any, the “Retained Cash Excess”), then an amount equal to the Retained Cash Excess shall be deducted from the Preliminary Cash Purchase Price.
(c) Within three (3) Business Days following the earlier of (A) the date on which the parties reach agreement with respect to Closing Retained Cash and Closing Net Equity and (B) the date of Final Resolution:
(i) if the Final Cash Purchase Price equals or exceeds the Preliminary Cash Purchase Price, then the Purchaser shall pay to the Seller the amount, if any, by which the Final Cash Purchase Price exceeds the Preliminary Cash Purchase Price, together with interest on such amount as provided in Section 1.4(d), and the Purchaser and the Seller shall jointly direct the Escrow Agent in writing to pay the remaining balance of the Escrow Amount to the Seller; or
(ii) if the Final Cash Purchase Price is less than the Preliminary Cash Purchase Price, then the Purchaser and the Seller shall jointly direct the Escrow Agent in writing to pay to the Purchaser from the Escrow Amount the amount by which the Final Cash Purchase Price is less than the Preliminary Cash Purchase Price, together with interest on such amount as provided in Section 1.4(d), and to the extent that (A) the Escrow Amount is insufficient to cover such difference, the Seller shall make payment of such shortfall by wire transfer to the Purchaser, and (B) any portion of the Escrow Amount remains after payment therefrom is made to the Purchaser pursuant to this Section 1.4(c)(ii), the Escrow Agent, pursuant to the joint written direction of the Purchaser and the Seller, shall pay any such remaining amount to the Seller.
(d) The amount of any payment to be made pursuant to Section 1.4(c) shall bear interest from and including the Closing Date to, but excluding, the date of payment at a rate per annum equal to the rate of interest published by The Wall Street Journal (Eastern Edition) on the Closing Date as the “prime rate” at large U.S. money center banks. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of three hundred sixty-five (365) days and the actual number of days elapsed. If the Escrow Amount is used to satisfy any obligation of the Seller pursuant to Section 1.4(c)(ii), any interest earned on the Escrow Amount shall be applied in satisfaction of the interest amounts required to be paid by the Seller under this Section 1.4(d).
(e) The Purchaser and the Seller shall fully cooperate with each other, and shall use reasonable efforts to cause their respective accountants and other representatives, as necessary, to cooperate, in the preparation and review of the calculations of Closing Retained Cash and Closing Net Equity, including by providing access to accountants’ work papers relevant to such calculations and other books and records relating thereto.

Section 1.5 Assumed Liabilities.
(a) On the terms and subject to the conditions set forth in this Agreement, the Purchaser agrees to assume from and after the Closing Date only the following Liabilities of the Seller (collectively, the “Assumed Liabilities”): (i) any current liability reflected on the Interim Balance Sheet (other than the Carolina Commerce Loan (which shall be paid in full at Closing as provided herein) and the Seller’s financing agreement with Merrill Lynch (which shall have no outstanding balance as of the Closing Date)) that remains unpaid at and is not delinquent as of the Closing Date; (ii) any current liability incurred by the Seller in the ordinary course of business in a manner consistent with past practice between the Balance Sheet Date and the Closing Date of substantially the same kind and nature as the current liabilities set forth on the Interim Balance Sheet that remains unpaid at and is not delinquent as of the Closing Date; (iii) Liabilities to be paid or performed for or with respect to periods from and after the Closing Date under or pursuant to those certain Contracts set forth in Part 1.5(a) of the Disclosure Schedule (the “Assumed Contracts”), but not including any Liability for any breach or default thereof occurring prior to the Closing Date; and (iv) up to $20,000 of the Seller’s royalty guarantee shortfall as of the Closing Date under the Seller’s Nickelodeon USA license and Nickelodeon Canada license, each dated January 1, 2008 (collectively, the “Nickelodeon License”), if included (within the royalties due over the course of the term thereof) in any replacement or renewal of the Nickelodeon License entered into between the Purchaser and MTV Networks with respect to the two (2) year period commencing January 1, 2010 (the “Assumed Nickelodeon Shortfall”).
(b) Notwithstanding the provisions of Section 1.5(a) or any other provision hereof or any Schedule or Exhibit hereto and regardless of any disclosure to the Purchaser, the Purchaser will not assume, or have any responsibility with respect to any of the following Liabilities of the Seller (collectively, the “Retained Liabilities”): (i) any Liability of the Seller not expressly included in the definition of Assumed Liabilities; (ii) any Seller Transaction Expenses; or (iii) any royalty guarantee shortfall under the Nickelodeon License in excess of, or other than, the Assumed Nickelodeon Shortfall. The Retained Liabilities shall remain the sole responsibility of, and shall be retained, paid, performed and discharged solely by, the Seller.
(c) Notwithstanding anything herein to the contrary, the transfer of the Purchased Assets pursuant to this Agreement shall not include the assumption of any Liability related to the Purchased Assets unless the Purchaser expressly assumes such Liability pursuant to Section 1.5(a).

Section 1.6 Allocation of Purchase Price Among Purchased Assets. The Purchase Price shall be allocated for Tax purposes among each item or class of Purchased Assets as mutually agreed to by the Purchaser and the Seller and set forth on Exhibit A hereto (the “Allocation Statement”), which Allocation Statement shall be binding upon the Purchaser and the Seller. The Seller and the Purchaser agree that they will prepare and file all notices or other filings required pursuant to Section 1060 of the Code and Treasury regulations thereunder, and that all such notices and filings will be prepared based upon the Allocation Statement and shall be consistent with the Allocation Statement. The parties shall make consistent use of such allocation for all income Tax purposes and in all applicable filings, declarations and reports with the Internal Revenue Service and other Governmental Entities in respect thereof, including the reports required to be filed under Section 1060 of the Code. Neither the Purchaser nor the Seller will take a position on any income Tax Return, before any Governmental Entity charged with the collection of any income Tax or in any judicial proceeding that is in any manner inconsistent with the terms of the Allocation Statement or this Section 1.6 without the written consent of the other party. Each party shall notify the other party if it receives notice that the Internal Revenue Service or any other Governmental Entity proposes any allocation different from that set forth in the Allocation Statement. Any adjustment made with respect to the Purchase Price pursuant to Section 1.4 shall be allocated in accordance with the determination mutually agreed to by the Seller and the Purchaser, which shall be consistent with the Allocation Statement. No later than sixty (60) days after the Closing, each party shall deliver to the other party a copy of its Internal Revenue Service Form 8594.
ARTICLE II
THE CLOSING
Section 2.1 The Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place simultaneously with the execution and delivery of this Agreement and shall be effected by the execution and delivery of documents by such combination of facsimile, electronic mail and original documents as the parties may mutually determine.
Section 2.2 Deliveries by the Seller. At the Closing, the Seller shall deliver to the Purchaser:
(a) the Bill of Sale, executed by the Seller;
(b) the Assignment and Assumption Agreement, executed by the Seller;
(c) a separate Non-Competition and Non-Disclosure Agreement executed by each of the Seller, Beth C. Besner, James T. Beaty and Laurie D. Beaty, respectively;
(d) the Escrow Agreement, executed by the Seller;
(e) a copy of the resolutions of the board of directors and shareholders of the Seller authorizing the transactions contemplated hereby and the execution, delivery and performance by the Seller of this Agreement and each of the Documents to which the Seller is a party, certified by the secretary of the Corporation;
(f) all Consents set forth or described in Part 3.2(b) of the Disclosure Schedule; and
(g) all other agreements, certificates, instruments and documents reasonably requested by the Purchaser, including assignments of trademarks and patents, in order to fully consummate the transactions contemplated by this Agreement and carry out the purposes and intent of this Agreement.

The documents to be delivered hereunder by or on behalf of the Seller or the Shareholders on the Closing Date shall be in form and substance reasonably satisfactory to the Purchaser and its counsel.
Section 2.3 Deliveries by the Purchaser. At the Closing, the Purchaser shall:
(a) deliver to Beth C. Besner, on behalf of the Seller, by wire transfer of immediately available funds to a bank account designated by her, the amount necessary to satisfy in full as of the Closing Date all unpaid obligations of the Seller under the Besner Loan (the “Besner Loan Payment”);
(b) deliver to Carolina Commerce Bank, on behalf of the Seller, by wire transfer of immediately available funds, the amount necessary to satisfy in full as of the Closing Date all unpaid obligations of the Seller under the Carolina Commerce Loan (the “Carolina Commerce Payment”);
(c) deliver to the Escrow Agent, on behalf of the Seller, the Escrow Amount by wire transfer of immediately available funds to a bank account designated by the Escrow Agent;
(d) deliver to the Seller, by wire transfer of immediately available funds to a bank account designated by the Seller, the amount of the Preliminary Cash Purchase Price (prior to any adjustment thereto pursuant to Section 1.4), less the Besner Loan Payment and the Escrow Amount;
(e) deliver to the Seller the Bill of Sale, executed by the Purchaser;
(f) deliver to the Seller the Assignment and Assumption Agreement, executed by the Purchaser;
(g) deliver to the Seller a Non-Competition and Non-Disclosure Agreement, executed by the Purchaser, for each of the Seller, Beth C. Besner, James T. Beaty and Laurie D. Beaty;
(h) deliver to the Seller the Escrow Agreement, executed by the Purchaser and the Escrow Agent; and
(i) deliver to the Seller all other agreements, certificates, instruments and documents reasonably requested by the Seller in order to fully consummate the transactions contemplated by this Agreement and carry out the purposes and intent of this Agreement.
The documents to be delivered hereunder by or on behalf of the Purchaser on the Closing Date shall be in form and substance reasonably satisfactory to the Seller, the Shareholders and their counsel.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE SELLER
The Seller represents and warrants to the Purchaser that all of the statements contained in this Article III are true and complete and acknowledges and confirms that the Purchaser is relying upon such representations and warranties in connection with the execution, delivery and performance of this Agreement, notwithstanding any investigation made by or on behalf of the Purchaser.
Section 3.1 Organization; Standing; Corporate Power. The Seller (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida; (ii) has all requisite corporate power and authority to carry on the Business as it is being conducted and to own or use the Purchased Assets; (iii) is duly qualified or licensed to do business as a foreign corporation in good standing in every jurisdiction in which the ownership and use of its property or the Seller’s conduct of the Business requires such qualification, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect; (iv) has all requisite corporate power and authority to execute and deliver this Agreement and the other Documents to which the Seller is a party and perform its obligations hereunder and thereunder; and (v) represents that all necessary action to authorize the execution, delivery and performance of this Agreement and the other Documents to which the Seller is a party has been taken. The Seller has heretofore delivered or made available to the Purchaser complete and correct copies of the Organizational Documents of the Seller as presently in effect. Part 3.1 of the Disclosure Schedule sets forth each jurisdiction in which the Seller is qualified to do business as a foreign corporation. The Seller does not own, directly or indirectly, any equity securities or securities convertible into or exchangeable or exercisable for equity securities of any Person or have any direct or indirect equity or ownership interest in any Person.
Section 3.2 Binding Agreement; Consents and Approvals; No Conflict, Default or Violation.
(a) This Agreement has been duly executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a Proceeding in equity or at law). Each of the other Documents to which the Seller is a party shall be duly executed and delivered by the Seller at the Closing and shall constitute the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a Proceeding in equity or at law).

(b) Part 3.2(b) of the Disclosure Schedule sets forth all Consents and waivers required to be obtained by the Seller in connection with the execution, delivery and performance by the Seller of this Agreement or any other Documents to which the Seller is or shall be a party or the consummation of the transactions contemplated hereby or thereby. All such Consents and waivers have been obtained as of the Closing Date, and neither the execution, delivery or performance of this Agreement or any other Document by the Seller nor the consummation by the Seller of any of the transactions contemplated hereby will, directly or indirectly (with or without notice of lapse of time or both):
(i) contravene, conflict with, or result in a violation of (A) any provision of the Organizational Documents of the Seller or (B) any resolution adopted by the board of directors or shareholders of the Seller;
(ii) contravene, conflict with, or result in a violation of, or give any Governmental Entity or other Person the right to exercise any remedy or obtain any relief under, any Legal Requirement to which the Seller, or any of the Purchased Assets, is subject;
(iii) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Contract to which the Seller is a party or is otherwise bound except for violations, breaches or defaults which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; or
(iv) result in the imposition or creation of any Encumbrance upon or with respect to any of the Purchased Assets.
Section 3.3 Capitalization. Except for the issued and outstanding shares of the capital stock of the Seller held by the Shareholders, there are no equity securities of the Seller issued or outstanding.
Section 3.4 Financial Statements; Assets and Liabilities.
(a) The Seller has delivered to the Purchaser (i) the unaudited balance sheets of the Seller as of December 31, 2008 and December 31, 2007 and the related unaudited statements of income, cash flows and stockholders’ equity for the fiscal years ended December 31, 2008 and 2007; and (ii) the unaudited balance sheet of the Seller (the “Interim Balance Sheet”) as of March 31, 2009 (the “Balance Sheet Date”) and the related unaudited statements of income, cash flows and stockholders’ equity for the interim period ended March 31, 2009 (all of the financial statements referred to in this Section 3.4(a) being hereinafter collectively referred to as the “Financial Statements”).
(b) The Financial Statements have been prepared from, and are in accordance with, the books and records of the Seller. Except as set forth in Part 3.4(b) of the Disclosure Schedule, the Seller’s Financial Statements present fairly the financial position and results of operations and cash flows of the Seller as of the dates and for the periods indicated therein and were prepared in accordance with GAAP applied on a consistent basis, except as otherwise noted therein (subject, in the case of unaudited statements, to normally recurring year-end audit adjustments that are not material either individually or in the aggregate and the absence of notes).

Section 3.5 No Undisclosed Liabilities. Except as set forth in Part 3.5 of the Disclosure Schedule, the Seller has no Liability of any nature, whether absolute, accrued, contingent or otherwise, other than (i) as and to the extent set forth on the Interim Balance Sheet; (ii) Liabilities incurred since the Balance Sheet Date in the ordinary course of business, consistent with past practice and of substantially the same kind and nature as Liabilities set forth on the Interim Balance Sheet (none of which results from, arises out of, relates to, is in the nature of or was caused by any breach of contract, breach of warranty, tort, infringement or violation of law); and (iii) obligations to be performed subsequent to the Closing Date under the Assumed Contracts.
Section 3.6 Absence of Certain Changes. Except as set forth in Part 3.6 of the Disclosure Schedule, since the Balance Sheet Date the Seller has conducted the Business only in the ordinary course in a manner consistent with past practice and there has not been any:
(a) increase by the Seller of any bonuses, salaries or other compensation payable to any director, officer or other employee with an annual aggregate salary and bonus in excess of $25,000, or entry into any employment, severance or similar Contract with any director, officer or other employee with an annual aggregate salary and bonus in excess of $25,000, or loan to, or entry into any other transaction with, any shareholder, director, officer or employee on terms that would not have resulted from an arm’s-length transaction;
(b) event, occurrence or circumstance that has had, or could reasonably be expected to result in, a Material Adverse Effect;
(c) entry into, cancellation, waiver, release, termination of or receipt of notice of termination of any Contract, transaction or debt obligation involving a total remaining commitment by or to the Seller of greater than $5,000 individually or $25,000 in the aggregate;
(d) change in the accounting methods used by the Seller, or any new election or change in any existing election relating to Taxes, settlement of any claim or assessment relating to Taxes, consent to any claim or assessment relating to Taxes or waiver of the statute of limitations for any such claim or assessment;
(e) capital expenditure (or series of related capital expenditures) involving more than $10,000 or capital investment in, loan to, or acquisition of the securities or assets of, any Person (or series of related capital investments, loans or acquisitions) involving more than $10,000;
(f) Encumbrance (except for Permitted Encumbrances) imposed upon any of the Purchased Assets;
(g) Proceeding commenced nor, to the Knowledge of the Seller, threatened or anticipated relating to or affecting the Seller or the Business; or
(h) agreement or commitment, whether oral or written, by the Seller to do any of the foregoing.

Section 3.7 Tangible Personal Property; Title to and Sufficiency of Assets.
(a) Part 3.7(a) of the Disclosure Schedule sets forth all Leases relating to personal property used by the Seller or to which the Seller is a party or by which the Purchased Assets are bound. The Seller has a valid and enforceable leasehold interest under each such Lease, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).
(b) The Seller has good and valid title to all of the items of tangible personal property included in the Purchased Assets, all of which are set forth in Part 3.7(b) of the Disclosure Schedule, free and clear of all Encumbrances, other than as set forth in Part 3.7(b) of the Disclosure Schedule. Except as set forth in Part 3.7(b) of the Disclosure Schedule, the tangible personal property and other tangible assets owned or leased by the Seller and included in the Purchased Assets are in good operating condition and repair (ordinary wear and tear excepted) and are adequate for the uses to which they are currently being put by the Seller in the Business as of the Closing Date.
(c) The Purchased Assets include all tangible and intangible property and assets necessary for the continued conduct of the Business after the Closing in the same manner as conducted prior to the Closing.
Section 3.8 Real Property; Leases.
(a) The Seller does not currently own any Real Property. The Seller has valid and existing leasehold interests in all of the Real Property that it possesses, operates or occupies (or has similar rights to possess, operate or occupy) pursuant to its Leases for Real Property (the “Leased Real Property”). Part 3.8(a) of the Disclosure Schedule contains a list of all Leases for Leased Real Property. A true and complete copy of each such Lease has heretofore been delivered or made available to the Purchaser. With respect to each such Lease for Leased Real Property, there is not any default or event that, with notice or lapse of time or both, would constitute a material default on the part of the Seller (nor, to the Knowledge of the Seller, on the part of any other party thereto), and, to the Knowledge of the Seller, no event has occurred that (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a material default under any Lease. Except as otherwise set forth in Part 3.8(a) of the Disclosure Schedule, the leasehold interest of the Seller with respect to each item of Leased Real Property is free and clear of any Encumbrances, except Permitted Encumbrances. The Seller is not a sublessor of, nor has assigned any lease covering, any item of Leased Real Property. Leasing commissions or other brokerage fees due from or payable by the Seller with respect to any Leased Real Property have been paid in full.
(b) The Leased Real Property constitutes all the interests in real property currently used in connection with the Seller’s conduct of the Business. Except as set forth in Part 3.8(b) of the Disclosure Schedule, the Seller’s use of the Leased Real Property, complies in all material respects with all Legal Requirements, including zoning requirements, and the Seller has not received any written notifications or, to the Knowledge of the Seller, other notice from any Governmental Entity, insurance company or any other party (i) requiring any actions relative to the Leased Real Property or (ii) prohibiting any actions necessary for the normal and customary operation of the Business on the Leased Real Property.

Section 3.9 Environmental Matters. The Seller is now, and has been at all times since its inception, in compliance with all applicable Environmental Laws in all material respects. The Seller has not received any written communication or, to the Knowledge of the Seller, oral communication, whether from a Governmental Entity or other Person, that alleges that the Seller is not in compliance with any Environmental Laws, and, to the Knowledge of the Seller, there are no circumstances that are reasonably likely to prevent or interfere with such compliance in the future based upon the current operation of the Business by the Seller. There are no Environmental Claims pending against the Seller or, to the Knowledge of the Seller, any Person with respect to which the Seller may have any Liability, and, to the Knowledge of the Seller, no such Environmental Claims are threatened. No Materials of Environmental Concern are located on, at or beneath any property on which the Seller conducts the Business or has a leasehold interest in connection with the Business that could reasonably be expected to give rise to Liability to the Seller under any Environmental Law, and the Seller has never disposed of any Materials of Environmental Concern in a manner that could reasonably be expected to give rise to Liability under any Environmental Law.
Section 3.10 Contracts and Commitments.
(a) Except as otherwise disclosed on Part 3.10(a) of the Disclosure Schedule, Part 3.10(a) of the Disclosure Schedule sets forth all of the Contracts to which the Seller is a party or by which it is bound in connection with either the Business or the Purchased Assets.
(b) The Seller is not in breach or default under any Assumed Contract nor, to the Knowledge of the Seller, is any other party to any Assumed Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder, or permit termination, modification or acceleration, under any Assumed Contract. No party to any of the Assumed Contracts has exercised any termination rights with respect thereto. Each Assumed Contract, with respect to the Seller, is legal, valid, binding, enforceable, in full force and effect and will continue to be so on identical terms as of the Closing, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a Proceeding in equity or at law). Each Assumed Contract, with respect to the other parties to such Assumed Contract, is legal, valid, binding, enforceable, in full force and effect and will continue to be so on identical terms as of the Closing. A true and complete copy of each such Assumed Contract has heretofore been delivered or made available to the Purchaser.
Section 3.11 Receivables; Payables.
(a) All Accounts Receivable are reflected properly on the Seller’s books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible and will be collected in accordance with their terms at their recorded amounts, subject only to any reserve for bad debts set forth on the Interim Balance Sheet as adjusted for the passage of time through the Closing Date in accordance with GAAP and the past custom and practice of the Seller. The Accounts Receivable arose from bona fide transactions in the ordinary course of business of the Seller and have been executed on terms consistent with the past practice of the Seller.

(b) The trade accounts payable and other current liabilities of the Seller as of the Closing Date arose from bona fide transactions in the ordinary course of business of the Seller and have been executed on terms consistent with the past practice of the Seller.
Section 3.12 Insurance. Part 3.12 of the Disclosure Schedule sets forth a list and description (including current premiums and deductibles) of all insurance policies, other insurance arrangements and other contracts or arrangements for the transfer or sharing of insurance risks by the Seller in force on the date hereof with respect to the Business or the Purchased Assets. The Seller has not received written notice or, to the Knowledge of the Seller, any other indication from any insurer or agent of any intent to cancel or not to renew any of such insurance policies. The Seller has delivered to the Purchaser true and complete copies of each insurance policy and each pending application of the Seller for any insurance policy. All premiums relating to such insurance policies that were required to be paid prior to the Closing Date have been timely paid. Part 3.12 of the Disclosure Schedule describes any self-insurance arrangements affecting the Seller. The Seller is in compliance with all obligations relating to insurance created (i) by any Legal Requirement to which the Seller is subject (except for such noncompliance as could not reasonably be expected to have a Material Adverse Effect) or (ii) by any Assumed Contract to which the Seller is a party.
Section 3.13 Litigation. Except as set forth in Part 3.13 of the Disclosure Schedule, there is no action, suit, inquiry, hearing, audit, arbitration, mediation, proceeding or investigation (a “Proceeding”) by or before any court or Governmental Entity pending or, to the Knowledge of the Seller, threatened against or involving or affecting the Seller, or which would reasonably be expected to prevent, delay, make illegal or otherwise interfere with, any of the transactions contemplated hereby. No event has occurred that would reasonably be expected to give rise to or serve as a basis for the commencement of any such Proceeding. Except as set forth in Part 3.13 of the Disclosure Schedule, there is no outstanding Order to which the Seller or any Purchased Asset is subject.
Section 3.14 Compliance with Laws. The Seller has complied with all Legal Requirements that affect the Business or the Purchased Assets, including those under the Consumer Product Safety Improvement Act of 2008 (including the issuance of any required general conformity certification) and other applicable consumer product and safety laws, and no written notice, claim or action has been received by the Seller or has been filed or commenced, or to the Knowledge of the Seller, threatened against the Seller, alleging any actual, alleged or potential violation of any Legal Requirements. All Permits required under all Legal Requirements to be held or secured by the Seller are in full force and effect and will continue to be so immediately after consummation of the transactions contemplated hereby, to the extent assignable to the Purchaser. Except as set forth in Part 3.14 of the Disclosure Schedule, no Proceeding is pending, nor has been filed or commenced, against the Seller alleging any failure to comply with any applicable Legal Requirement or Permit. No event has occurred that (with or without notice or lapse of time) would reasonably be likely to constitute or result in a material violation by the Seller of any Legal Requirement or Permit. Part 3.14 of the Disclosure Schedule contains a complete and accurate list of each Permit held by the Seller material to the Business. Each listed Permit is valid and in full force and effect and, to the Knowledge of the Seller, there is no reason why such Permit will not be renewed. The Permits listed in Part 3.14 of the Disclosure Schedule constitute all of the material Permits necessary to allow the Seller to lawfully conduct and operate the Business as currently conducted and operated and to own and use the Purchased Assets as currently owned and used.

Section 3.15 Employee Benefit Plans.
(a) Part 3.15(a) of the Disclosure Schedule lists each Plan that the Seller maintains or to which the Seller contributes. The Seller has no plan or commitment to create any additional Plan or modify or change any existing Plan that would affect any current or former employee or director of the Seller.
(b) With respect to each Plan: (i) each Plan has been administered in compliance in all material respects with its terms, including any provisions relating to contributions thereunder, and is in compliance in all material respects with the applicable provisions of ERISA, the Code and all other federal, state and other applicable laws, rules and regulations, as they relate to such Plans (including provisions relating to funding, filing, termination, reporting, disclosure and continuation coverage obligations pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended); (ii) there are no Proceedings (other than routine claims for benefits) pending or, to the Knowledge of the Seller, threatened with respect to any Plan, the assets of any trust thereunder, or the Plan sponsor or the Plan administrator with respect to the design or operation of any Plan; (iii) there is no pending or, to the Knowledge of the Seller, threatened Proceeding involving any Plan before the IRS or any other governmental authority; and (iv) each Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code is the subject of a favorable determination letter issued by the IRS.
(c) Neither the Seller nor any of its ERISA Affiliates currently maintains or sponsors or maintained or sponsored, within the six (6) years immediately preceding the Closing Date, a “pension plan” (within the meaning of Section 3(2) of ERISA) which is subject to Title IV of ERISA or Section 412 of the Code. Neither the Seller nor any of its ERISA Affiliates has a current obligation to contribute or had an obligation to contribute, within the six (6) years immediately preceding the Closing Date, to any “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or any “multiple employer plan” (within the meaning of Section 413(c) of the Code).
Section 3.16 Tax Matters.
(a) All Tax Returns required to be filed by the Seller have been filed and all such returns are true, complete and correct in all material respects. All Taxes that are owed (or are to have been remitted) by the Seller (whether or not shown on any Tax Return) have been paid other than those being contested in good faith and by appropriate proceedings and for which adequate reserves have been established on the Interim Balance Sheet. There are no Encumbrances for Taxes upon any Purchased Assets, except for Permitted Encumbrances. The Seller has not received written notice of any claim made by an authority in a jurisdiction where it does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(b) The Seller has withheld or collected, and paid to the proper Tax Authority, all Taxes required to have been withheld or collected and remitted, and complied with all information reporting and back-up withholding requirements, and has maintained all required records with respect thereto, in connection with amounts paid or owing to any employee, customer, creditor, equityholder, independent contractor or other third party.
(c) The unpaid Taxes of the Seller did not, as of the Balance Sheet Date, exceed the reserve for Liability for Taxes (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Interim Balance Sheet.
(d) No Audits are presently pending with regard to any Taxes or Tax Returns of the Seller, and the Seller has not received written notification that any such Audit is threatened, contemplated or may be initiated.
(e) There are no outstanding requests or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes. No power of attorney has been granted by or with respect to the Seller that currently continues in effect with respect to any matter relating to Taxes.
(f) The Seller is not a party to, is not bound by and does not have any obligation under any Tax sharing agreement, Tax indemnification agreement or similar Contract.
(g) The Seller has delivered or made available to the Purchaser complete and accurate copies of each of (i) all Tax Returns filed by the Seller with any Tax Authority for taxable periods ended on or after December 31, 2006; (ii) all Audit reports, letter rulings, technical advice memoranda and similar documents issued to the Seller by any Tax Authority relating to Taxes due from or with respect to the Seller; and (iii) all closing agreements entered into by the Seller with any Tax Authority.
Section 3.17 Intellectual Property.
(a) Part 3.17(a) of the Disclosure Schedule sets forth a list of the following Intellectual Property of the Seller: all Patents, Trademarks, Copyrights, Computer Software, unregistered trademarks and copyrights and Internet domain names, together with all Licenses related to the foregoing, pursuant to which the Seller is the licensee, licensor or otherwise bound thereunder. Except as set forth in Part 3.17(a) of the Disclosure Schedule, the Seller owns, or has the right to use pursuant to a valid license, sublicense, agreement or permission, all Intellectual Property necessary for the Seller’s operation of the Business, as presently conducted, all of which Intellectual Property is listed in Part 3.17(a) of the Disclosure Schedule. Each item of Intellectual Property owned or used by the Seller immediately prior to the Closing hereunder will be owned or available for use by the Purchaser on identical terms and conditions immediately subsequent to the Closing hereunder, including any trade secrets or confidential information held by the Seller. The Seller has taken reasonable steps to protect its rights in any of the Seller’s data or information (including trade secrets) that is valuable to the creation of the Business and not generally known to the public or competitors and in any trade secret or confidential information of third parties used in the Business.

(b) The Seller has no Knowledge, nor has the Seller received any written notice, that the Seller has interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of third parties. To the Knowledge of the Seller, no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of the Seller.
(c) Part 3.17(c) of the Disclosure Schedule identifies each patent, trademark or registration or other similar filing which has been issued to the Seller with respect to any of its Intellectual Property, identifies each pending patent or trademark application or application for registration or similar filing which the Seller has made with respect to any of its Intellectual Property and identifies each License or other permission which the Seller has granted to any third party with respect to any of its Intellectual Property (together with any exceptions). The Seller has delivered to the Purchaser true, correct and complete copies of all such patents, registrations, filings, applications, Licenses and permissions (as amended to date) and have made available to the Purchaser true, correct and complete copies of all other written documentation evidencing ownership and prosecution (if applicable) of each such item. Part 3.17(c) of the Disclosure Schedule also identifies each trade name or unregistered trademark used by the Seller in connection with the Business. Except as set forth in Part 3.17(c) of the Disclosure Schedule, with respect to each item of Intellectual Property required to be identified therein:
(i) the Seller possesses all right, title and interest in and to the item, free and clear of any Encumbrances;
(ii) the item is not subject to any outstanding injunction, judgment, order, decree, ruling or charge;
(iii) no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand is pending or, to the Knowledge of the Seller, is threatened which challenges the legality, validity, enforceability, use or ownership of the item; and
(iv) the Seller has not agreed to indemnify any Person for or against any interference, infringement, misappropriation or other conflict with respect to the item.
(d) Part 3.17(d) of the Disclosure Schedule identifies each item of Intellectual Property that the Seller uses pursuant to any License. The Seller has delivered to the Purchaser true, correct and complete copies of all such licenses, sublicenses, agreements and permissions (as amended to date). With respect to each item of Intellectual Property required to be identified in Part 3.17(d) of the Disclosure Schedule:
(i) the License covering the item is in full force and effect and legal, valid, binding and enforceable against the Seller and, to the Knowledge of the Seller, the other parties thereto, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a Proceeding in equity or at law);

(ii) to the Knowledge of the Seller, no party to the License is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification or acceleration thereunder;
(iii) to the Knowledge of the Seller, no party to the License has repudiated any provision thereof;
(iv) to the Knowledge of the Seller, with respect to each sublicense, the representations and warranties set forth in the immediately preceding subsections (i) through (iii) are true and correct with respect to the underlying license;
(v) to the Knowledge of the Seller, the underlying item of Intellectual Property is not subject to any outstanding injunction, judgment, order, decree, ruling or charge;
(vi) no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand is pending or, to the Knowledge of the Seller, is threatened which challenges the legality, validity or enforceability of the underlying item of Intellectual Property; and
(vii) the Seller has not granted any sublicense or similar right with respect to the License.
Section 3.18 Product Warranty. Each product manufactured, assembled, marketed, sold, leased or delivered by the Seller in connection with the Business has been in conformity with all applicable contractual commitments in all material respects, and the Seller has no Liability for any written warranty. Except as set forth in Part 3.18 of the Disclosure Schedule or as required by any Legal Requirement, no product manufactured, assembled, marketed, sold, leased or delivered by the Seller is subject to any guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of sale or lease. Part 3.18 of the Disclosure Schedule includes copies of the standard terms and conditions of sale for the Seller (containing all applicable guaranty, warranty and indemnity provisions).
Section 3.19 Product Liability. The Seller has no Liability arising out of any injury to individuals or property as a result of the ownership, possession or use of any product manufactured, assembled, marketed, sold, leased or delivered by the Seller in connection with the Business.
Section 3.20 Inventory. Part 3.20 of the Disclosure Schedule sets forth a list of all Inventories as of the Balance Sheet Date and the reserves related thereto. Except as set forth in Part 3.20 of the Disclosure Schedule, the Inventory (net of any reserves) (i) is fit for the use which is intended, free from any material defects and in a quality and quantity usable and salable in the ordinary course of business; (ii) contains no material amounts of items that are obsolete or of below-standard quality; and (iii) is fully paid for and is not subject to any consignment or credit arrangement with a third party. Each product manufactured, assembled, marketed, sold or delivered by the Seller or currently held as Inventory by the Seller complies with all Legal Requirements applicable thereto, including those under the Consumer Product Safety Improvement Act of 2008 and other applicable consumer product and safety laws.

Section 3.21 Labor Matters. The Seller is not a party to or bound by any collective bargaining or similar agreement with any labor organization or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Seller. None of the employees of the Seller is represented by any labor organization and, to the Knowledge of the Seller, there have been no union organizing activities among the employees of the Seller since the Seller’s inception, and there are no negotiations or discussions currently pending or occurring between the Seller and any union or employee association regarding any collective bargaining agreement or which might otherwise effect the Seller. There is no labor strike, dispute, slowdown, stoppage or lockout actually pending or, to the Knowledge of the Seller, threatened against or affecting the Seller and since the Seller’s inception there has not been any such action. There is no unfair labor practice charge or complaint against the Seller pending or, to the Knowledge of the Seller, threatened before the National Labor Relations Board or any similar state, local or foreign agency responsible for administering such charges or complaints.
Section 3.22 Employee Matters. Except as set forth in Part 3.22 of the Disclosure Schedule, (i) there are no Proceedings pending or, to the Knowledge of the Seller, threatened against the Seller in any forum by or on behalf of any present or former employee of the Seller, any applicant for employment or classes of the foregoing alleging breach of any express or implied contract of employment, any law or regulation governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship, and (ii) no charge with respect to or relating to the Seller is pending or, to the Knowledge of the Seller, threatened to be filed, before the Equal Employment Opportunity Commission or any other agency responsible for the prevention of unlawful employment practices. No federal, state, local or foreign agency responsible for the enforcement of labor or employment laws is conducting or, to the Knowledge of the Seller, intends to conduct an investigation with respect to or relating to the Seller. The Seller is, and at all times has been, in material compliance with all Legal Requirements applicable to the Seller respecting employment and employment practices, terms and conditions of employment, wages, hours of work, immigration and occupational safety and health.
Section 3.23 Brokers; Seller Transaction Expenses. Except as set forth in Part 3.23 of the Disclosure Schedule, no agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated hereby. Part 3.23 of the Disclosure Schedule sets forth all Seller Transaction Expenses paid by the Seller prior to the Closing.
Section 3.24 Transactions with Related Persons. Except as set forth in Part 3.24 of the Disclosure Schedule, neither any shareholder, director, officer or employee of the Seller nor any Related Person of any the foregoing has, actively or passively, directly or indirectly, (i) owned any interest in any asset used in the Business; (ii) been involved in any business or transaction with the Seller in connection with the Business; (iii) engaged in competition with the Seller; or (iv) engaged in the source or supply of product to, or the manufacture of product for, the baby or juvenile products industries. Except as set forth in Part 3.24 of the Disclosure Schedule, neither any shareholder, director, officer or other employee of the Seller nor any Related Person of any of the foregoing (i) is a party to any Contract with, or has any claim or right against, the Seller, other than with respect to the long-term liability of the Seller payable to Beth C. Besner identified in the Financial Statements (the “Besner Loan”), or (ii) owes any indebtedness to the Seller. Except as set forth in Part 3.24 of the Disclosure Schedule, the Seller has no (i) claim or right against any shareholder, director, officer or other employee of the Seller nor any Related Person of any of the foregoing or (ii) indebtedness owing to any shareholder, director, officer or other employee of the Seller or any Related Person of any of the foregoing, other than the Besner Loan.

Section 3.25 Disclosure. No representation or warranty contained in this Article III and no statement in any Part of the Disclosure Schedule related thereto contains any untrue statement of material fact or omits to state any material fact necessary to make the statements therein not misleading. To the Knowledge of the Seller, there is no impending change in the Business or in the Seller’s relations with its employees, suppliers or customers that has resulted in, or is reasonably likely to result in, any Material Adverse Effect, other than such conditions as may affect the industry in which the Business is conducted as a whole or United States or global financial markets as a whole, that has not been disclosed in the Disclosure Schedule.
Section 3.26 No Additional Representations or Warranties of the Seller. The Purchaser acknowledges that the Seller has not made and does not make any representation or warranty, express or implied, except as set forth in this Agreement or in any Document. Except for the representations and warranties expressly set forth in this Agreement and any Document furnished by the Seller to the Purchaser, the Seller does not make any representation or warranty, express or implied, at law or in equity, in respect of the Seller or any of the assets, liabilities, financial condition or operations of the Seller, and the Seller expressly disclaims any such representation or warranty. In connection with the Purchaser’s investigation of the Business, the Purchaser may have received from the Seller certain estimates, projections, forecasts, plans, budgets and pro forma information. The Purchaser acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans, budgets and pro forma information, that the Purchaser is familiar with such uncertainties, that the Seller shall not be deemed to have made to the Purchaser any representation or warranty with respect to any projections, forecasts, plans, budgets and pro forma information or the future business and operations of the Seller, that the Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans, budgets and pro forma information furnished to it, and that the Purchaser will not assert any claim against the Seller or any Affiliates of the Seller or any of their respective directors, officers, employees, agents or representatives with regard to, or hold any of them liable in connection with, such estimates, projections, forecasts, plans, budgets and pro forma information. Notwithstanding the foregoing, nothing in this Section 3.26 shall affect any of the representations or warranties of the Seller hereunder or the right of the Purchaser to indemnification pursuant to Section 6.2(a) with respect to such representations and warranties.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
The Purchaser represents and warrants to the Seller that all of the statements contained in this Article IV are true and complete and acknowledges and confirms that the Seller is relying upon such representations and warranties in connection with the execution, delivery and performance of this Agreement.
Section 4.1 Organization; Legal Power; Qualification of the Purchaser. The Purchaser (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Louisiana and (ii) has all requisite corporate power and authority to execute and deliver this Agreement and the other Documents to which the Purchaser is a party and perform its obligations hereunder and thereunder.
Section 4.2 Binding Agreement; Consents and Approvals; No Conflict, Default or Violation.
(a) This Agreement has been duly executed and delivered by the Purchaser and constitutes the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a Proceeding in equity or at law). Each of the other Documents to which the Purchaser is a party shall be duly executed and delivered by the Purchaser at the Closing and shall constitute the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a Proceeding in equity or at law).
(b) Neither the execution, delivery or performance of this Agreement or any other Document by the Purchaser nor the consummation by the Purchaser of any of the transactions contemplated hereby will, directly or indirectly (with or without notice of lapse of time):
(i) contravene, conflict with or result in a violation of (A) any provision of the Organizational Documents of the Purchaser, or (B) any resolution adopted by the board of directors or shareholders of the Purchaser;
(ii) contravene, conflict with or result in a violation of, or give any Governmental Entity or other Person the right to challenge any of the transactions contemplated hereby or to exercise any remedy or obtain any relief under, any Legal Requirement to which the Purchaser, or any of the assets owned or used by the Purchaser, may be subject; or
(iii) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any material Contract to which the Purchaser is party or is otherwise bound.

(c) The Purchaser is not or will not be required to give any notice to or obtain any Consent from any Person, other than its lender, in connection with the execution, delivery or performance of this Agreement or the other Documents or the consummation of any of the transactions contemplated hereby.
Section 4.3 Brokers. The Purchaser has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated hereby.
Section 4.4 No Additional Representations or Warranties of the Purchaser. The Seller acknowledges that the Purchaser has not made and does not make any representation or warranty, express or implied, except as set forth in this Agreement or in any Document. Except for the representations and warranties expressly set forth in this Agreement and any Document furnished by the Purchaser to the Seller, the Purchaser does not make any representation or warranty, express or implied, at law or in equity, in respect of the Purchaser, and the Purchaser expressly disclaims any such representation or warranty. Notwithstanding the foregoing, nothing in this Section 4.4 shall affect any of the representations or warranties of the Purchaser hereunder or the right of the Seller to indemnification pursuant to Section 6.3(a) with respect to such representations and warranties.
ARTICLE V
COVENANTS
Section 5.1 Tax Matters. The Seller shall be solely responsible for and shall pay, without any cost to the Purchaser, (i) any and all Taxes for which the Seller is or may be liable arising from the Seller’s activities, the Business or the Seller’s use of the Purchased Assets prior to the Closing, and (ii) any Taxes with respect to the acquisition by the Purchaser from the Seller of the Purchased Assets, and all other Taxes, if any, imposed by any Tax authority assessed in connection with, on account of or resulting from the consummation of the transfer of the Purchased Assets to the Purchaser.
Section 5.2 Employment Matters.
(a) The Purchaser shall employ James T. Beaty at the Seller’s existing corporate office in Huntersville, North Carolina during the six (6) month period immediately following the Closing Date at a monthly salary of $17,543.86 and, in connection with such employment and for such period, shall provide Mr. Beaty benefits comparable to those provided by the Purchaser to similarly situated employees, but in all events no less favorable than the benefits received by him prior to the Closing Date as set forth in Part 5.2(a) of the Disclosure Schedule. If Mr. Beaty’s employment is terminated by the Seller for any reason other than his death or gross or willful misconduct (as determined by the Board of Directors of the Purchaser in good faith) prior to the end of such six (6) month period, then the Purchaser shall continue to pay Mr. Beaty (or his estate) such salary and benefits for the remainder of such six (6) month period. Mr. Beaty’s duties shall include assisting the Purchaser with the transfer of knowledge of the Business to the Purchaser’s employees, managing and transitioning all of the Seller’s customer relationships, developing business relationships with restaurant chains, including Chick-fil-A, Inc. and Claim Jumper Restaurants LLC, and overseeing manufacturing and operations, all as reasonably requested by the Purchaser from time to time.

(b) The Purchaser shall employ Debbi Arnold at the Seller’s existing corporate office in Huntersville, North Carolina during the six (6) month period immediately following the Closing Date at a monthly salary of $5,000.00 and, in connection with such employment and for such period, shall provide Ms. Arnold benefits comparable to those provided by the Purchaser to similarly situated employees, but in all events no less favorable than the benefits received by her prior to the Closing Date as set forth in Part 5.2(b) of the Disclosure Schedule. If Ms. Arnold’s employment is terminated by the Seller for any reason other than her death or gross or willful misconduct (as determined by the Board of Directors of the Purchaser in good faith) prior to the end of such six (6) month period, then the Purchaser shall continue to pay Ms. Arnold (or her estate) such salary and benefits for the remainder of such six (6) month period. Ms. Arnold’s duties shall include assisting with the transfer of knowledge of the Business to the Purchaser’s employees, managing daily operations and vendor relationships, inventory flow, compliance with customer requirements and shipping and receiving, all as reasonably requested by the Purchaser from time to time.
(c) The Purchaser shall employ Laurie D. Beaty at the Seller’s existing corporate office in Huntersville, North Carolina during the three (3) month period immediately following the Closing Date for thirty (30) hours per week (or such greater number of hours as shall be approved in advance by the Purchaser’s Chief Executive Officer), at an hourly wage of $26.86 and, in connection with such employment and for such period, shall provide Ms. Beaty benefits comparable to those provided by the Purchaser to similarly situated employees, but in all events no less favorable than the benefits received by her prior to the Closing Date as set forth in Part 5.2(c) of the Disclosure Schedule. If Ms. Beaty’s employment is terminated by the Seller for any reason other than her death or gross or willful misconduct (as determined by the Board of Directors of the Purchaser in good faith) prior to the end of such three (3) month period, then the Purchaser shall continue to pay Ms. Beaty (or her estate) such salary and benefits for the remainder of such three (3) month period.
(d) In addition to the employment of James T. Beaty, Debbie Arnold and Laurie D. Beaty pursuant to this Section 5.2, the Purchaser shall employ other persons employed by the Seller immediately prior to the Closing at the Seller’s existing corporate office in Huntersville, North Carolina for a period of up to three (3) months at an hourly wage of $16.32 and, in connection with such employment and for such period, shall provide such employees benefits comparable to those provided by the Purchaser to similarly situated employees, but in all events no less favorable than the benefits received by such employees prior to the Closing Date as set forth in Part 5.2(d) of the Disclosure Schedule.
(e) It is understood and agreed that, except as expressly set forth in this Section 5.2, (i) the Purchaser will set its own terms and conditions of employment for all employees of the Seller who become employees of the Purchaser from and after the Closing Date, including work rules, benefits and salary and wage structure; (ii) any such employment by the Purchaser is “at will” and may be terminated by the Purchaser at any time for any reason (subject to any written commitments to the contrary made by the Purchaser (including those set forth in this Section 5.2) and any Legal Requirements); and (iii) nothing in this Agreement (other than in this Section 5.2) shall be deemed to prevent or restrict in any way the right of Purchaser to terminate, reassign, promote or demote any employees of the Seller who become employees of the Purchaser after the Closing or to change adversely or favorably the title, powers, duties, responsibilities, functions, locations, salaries or other compensation or terms or conditions of employment of such Persons.

Section 5.3 Retention Bonus Pool. The Purchaser shall provide an aggregate sum of $60,000.00 to be paid as retention bonuses to the employees of the Seller set forth on Exhibit C hereto, in such amounts as are set forth on Exhibit C opposite each such employee’s name, provided that each such employee shall only be eligible for his or her portion of such retention bonuses if he or she becomes an employee of the Purchaser upon consummation of the transactions contemplated by this Agreement. Each such employee must remain employed with the Purchaser from and after the Closing through the date set forth opposite such employee’s name on Exhibit C in order for such employee to be eligible to receive such bonus; provided, however, that each such employee will be entitled to such bonus if such employee is earlier terminated by the Purchaser for any reason other than gross or willful misconduct (as determined by the Board of Directors of the Purchaser in good faith) or due to such employee’s death.
Section 5.4 Change of the Seller’s Name. As soon as practicable after the Closing, but in no event later than five (5) Business Days after the Closing Date, the Seller shall change its corporate name. Following the Closing, neither the Seller nor any Affiliate thereof shall, without the prior written consent of the Purchaser, make any use of the name “Neat Solutions” or any other name confusingly similar thereto, except as otherwise required (i) by this Agreement, (ii) in connection with the transactions contemplated by this Agreement or (iii) for the purpose of indicating the former name of the Seller for legal purposes.
Section 5.5 Access to Books and Records Following the Closing. Pursuant to Section 1.1, the Seller will deliver to the Purchaser, at Closing, all books and records included within the definition of Purchased Assets and relating to the Purchased Assets and the Business. With respect to original records to be maintained by the Seller after the Closing, the Seller shall preserve such records in accordance with all applicable Legal Requirements and, for a period of two (2) years after the Closing Date, will make them available, during normal business hours, to the Purchaser and its counsel, accountants and other authorized representatives for inspection and the making of copies thereof at the expense of the Purchaser. The Seller may keep a copy of all books and records relating to the Purchased Assets and the Business.
Section 5.6 Seller’s Liabilities. The Seller shall pay or otherwise satisfy in the ordinary course of business all of its Liabilities (other than the Assumed Liabilities).
Section 5.7 Dissolution. The Seller shall not dissolve until at least thirty (30) days after all post-Closing adjustments have been made pursuant to Section 1.4.

Section 5.8 Trademark Applications. Following the Closing, the Purchaser will diligently and in good faith pursue, at its expense, the registration of the trademarks “Neat Solutions” and “Floor Topper” pursuant to the applications filed June 18, 2009 by the Seller with respect to such trademarks, serial numbers 77762757 and 77762667, respectively. If the United States Patent and Trademark Office does not issue registration certificates evidencing the registration of “Neat Solutions”, in one or more categories (whether by the initial application filings, any supplemental filing or upon appeal) on or before June 30, 2011, then the Seller and the Shareholders will be jointly and severally obligated to pay to the Purchaser $60,000 on or before July 15, 2011, provided that such payment shall not limit the Purchaser’s obligation to continue to diligently and in good faith pursue such registration in accordance with the provisions of this Section 5.8. If the United States Patent and Trademark Office does not issue registration certificates evidencing the registration of “Floor Topper” (whether by the initial application filings, any supplemental filing or upon appeal) on or before June 30, 2011, then the Seller and the Shareholders will be jointly and severally obligated to pay to the Purchaser $15,000 on or before July 15, 2011, provided that such payment shall not limit the Purchaser’s obligation to continue to diligently and in good faith pursue such registration in accordance with the provisions of this Section 5.8. If the United States Patent and Trademark Office issues registration certificates after June 30, 2011 evidencing the registration of “Neat Solutions”, in one or more categories, or “Floor Topper”, then the Purchaser shall reimburse the Seller and the Shareholders, as applicable, $60,000, in the case of “Neat Solutions,” and $15,000, in the case of “Floor Topper,” within fifteen (15) days of receipt of such registration. The Purchaser will provide the Seller, or its designee, with copies of all notices and communications to, from or with the United States Patent and Trademark Office in connection with such registration applications. Notwithstanding the foregoing, the Purchaser shall have no obligation to pursue the registration of either of such trademarks after December 31, 2011.
Section 5.9 I Care I Cure Foundation. After the Closing Date, the Purchaser shall investigate, in its sole and absolute discretion, the feasibility of raising awareness for the I Care I Cure Foundation via packaging markings, packaging inserts and website posting and by any other philanthropic means that may apply and which would be consistent with the values and objectives of the Purchaser. The Purchaser agrees to take reasonable steps to discuss such feasibility with Beth and Brad Besner within ninety (90) days of the Closing Date. Notwithstanding the foregoing, the Seller acknowledges and agrees that the Purchaser shall have no liability to the Seller or any other Person under or with respect to this Section 5.9 or the performance (or non-performance) thereof.
ARTICLE VI
INDEMNIFICATION
Section 6.1 Survival. All representations and warranties of the Purchaser and the Seller contained either in this Agreement, any Document to which the Purchaser or the Seller is a party or any other certificate executed and delivered by the Purchaser or the Seller pursuant to this Agreement will survive until the second anniversary of the Closing Date, except that the representations and warranties (i) set forth in Sections 3.1, 3.2, 3.23, 4.1, 4.2 and 4.3 and the first sentence of Section 3.7(b) (collectively, the “Surviving Representations”) and any claim for fraud shall survive indefinitely, and (ii) set forth in Sections 3.9, 3.15, 3.16 and 3.17 shall survive until (A) two (2) years from the Closing Date or (B) sixty (60) days following the expiration of the applicable statue of limitations with respect thereto (including any extension of such statute of limitations that is agreed to by the Seller), whichever shall occur last. A claim for indemnification made pursuant to and in accordance with the provisions of this Article VI and prior to the expiration of the applicable period of survival set forth in this Section 6.1 shall be deemed to have been timely made notwithstanding that such claim is not resolved prior to the expiration of such applicable period of survival. Notwithstanding the foregoing, all covenants and agreements set forth herein shall survive until performed or until performance thereof has been waived.

Section 6.2 Indemnification and Payment of Damages by the Seller and the Shareholders. Subject to the provisions of this Article VI, the Seller and the Shareholders, jointly and severally, will indemnify and hold harmless the Purchaser and its officers, directors, employees, agents and Affiliates (the “Purchaser Indemnified Parties”) for, and will pay to such Purchaser Indemnified Parties, the amount of, any loss, Liability, claim, damage or expense (including reasonable costs of investigation and defense and reasonable attorneys’ fees), whether or not involving a third-party claim (collectively, “Damages”), arising, directly or indirectly, from or in connection with any of the following:
(a) any misrepresentation or breach of any representation or warranty by the Seller contained in this Agreement or in any Document to which the Seller is a party;
(b) any breach or non-fulfillment of any covenant or agreement to be performed by the Seller under this Agreement or any Document to which the Seller is a party;
(c) any and all Liabilities, other than Assumed Liabilities, arising out of or relating to the conduct of the Business prior to the Closing;
(d) any noncompliance with any bulk sales or fraudulent transfer laws in respect of the transactions contemplated by this Agreement; or
(e) the Retained Liabilities.
Section 6.3 Indemnification and Payment of Damages by the Purchaser. Subject to the provisions of this Article VI, the Purchaser will indemnify and hold harmless the Seller and its officers, directors, employees, agents and Affiliates (the “Seller Indemnified Parties”) for, and will pay to such Seller Indemnified Parties the amount of, any Damages arising, directly or indirectly, from or in connection with any of the following:
(a) any misrepresentation or breach of any representation or warranty by the Purchaser contained in this Agreement or any Document to which the Purchaser is a party;
(b) any breach or non-fulfillment of any covenant or agreement to be performed by the Purchaser under this Agreement or any Document to which the Purchaser is a party;
(c) any and all Liabilities, other than Retained Liabilities, arising out of or relating to the conduct of the Business after the Closing; or
(d) the Assumed Liabilities.

Section 6.4 Procedure for Indemnification.
(a) Promptly after receipt by an indemnified party under Section 6.2 or 6.3 (an “Indemnified Party”) of notice of commencement of any third-party claim that may give rise to an indemnification obligation under this Article VI, such Indemnified Party will give notice to each party against whom indemnity may be sought (an “Indemnifying Party”) in writing of the commencement of such claim, together with the estimated amount of such claim (if known), and the Indemnifying Party shall have the right to assume the defense (at the Indemnifying Party’s expense) of any such claim through counsel of the Indemnifying Party’s own choosing by so notifying the Indemnified Party within thirty (30) days of the first receipt by any Indemnifying Party of such notice from the Indemnified Party; provided, however, that any such counsel shall be reasonably satisfactory to the Indemnified Party. In the event the Indemnifying Party assumes such defense, the Indemnifying Party shall not be liable under this Article VII for any fees or other expenses with respect to the defense of such claim incurred by the Indemnified Party or any compromise or settlement effected by the Indemnified Party without the Indemnifying Party’s written consent. The party controlling the defense of any third party suit, action or proceeding shall keep the other party advised of the status of such action, suit or proceeding and the defense thereof and shall consider in good faith recommendations made by the other party with respect thereto. Failure to give notice of commencement of a claim shall not affect the indemnification obligations hereunder except to the extent of actual and material prejudice determined in accordance with the provisions of Section 8.11. Notwithstanding the foregoing, each Indemnified Party shall have the right to employ separate counsel in such claim and participate in, but not control, the defense thereof, provided that the fees and expenses of such counsel (other than expenses reasonably incurred prior to the Indemnifying Party’s assumption of the defense) shall be at the expense of such Indemnified Party unless: (i) the Indemnifying Party has agreed to pay such expenses; (ii) the Indemnifying Party has failed promptly to assume the defense and employ counsel reasonably satisfactory to such Indemnified Party or fails to conduct the defense actively and diligently; or (iii) the named parties to any such Proceeding (including any impleaded parties) include any Indemnified Party and the Indemnifying Party or an Affiliate of the Indemnifying Party, and such Indemnified Party shall have been advised by counsel in writing that either (x) there may be one or more legal defenses available to it which are different from or in addition to those available to the Indemnifying Party or such Affiliate or (y) a conflict of interest is reasonably likely to exist if such counsel represents such Indemnified Party and the Indemnifying Party or its Affiliate. Notwithstanding the foregoing, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel in the circumstances described in clause (ii) or (iii) in the immediately preceding sentence, the Indemnifying Party shall not, in connection with any one such Proceeding or separate but substantially similar or related Proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be responsible hereunder for the fees and expenses of more than one such separate counsel for all Indemnified Parties (in addition to one local counsel for such Indemnified Parties), which counsel shall be designated by such Indemnified Parties. Without the consent of the Indemnified Party, the Indemnifying Party or parties shall not consent to, and the Indemnified Party shall not be required to agree to, the entry of any judgment or enter into any settlement unless such judgment or settlement (i) includes as an unconditional term thereof the giving of a release from all Liability with respect to such claim by each claimant or plaintiff to each Indemnified Party that is the subject of such third-party claim; (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of an

Indemnified Party; and (iii) does not otherwise adversely affect an Indemnified Party. Without the consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed), the Indemnified Party or parties shall not consent to, and the Indemnifying Party shall not be required to agree to, the entry of any judgment relating to Tax Claims or enter into any settlement relating to Tax Claims. If notice is given to an Indemnifying Party of the commencement of a claim and the Indemnifying Party does not, within thirty (30) days after the Indemnified Party’s notice is given, give notice to the Indemnified Party of its election to assume the defense of such claim, the Indemnifying Party will be bound by any determination made with respect to such claim or any compromise or settlement effected by the Indemnified Party. Notwithstanding anything to the contrary in this Agreement, if a settlement offer solely for money damages is made by a third party and the Indemnifying Party notifies the Indemnified Party in writing of the Indemnifying Party’s willingness to accept the settlement offer and pay the total amount called for by such offer (subject only to the limitations in Section 6.5), and the Indemnified Party declines to accept such offer, the Indemnified Party may continue to contest such third party claim, free of any participation by the Indemnifying Party, and the amount of any ultimate liability with respect to such third party claim that the Indemnifying Party has an obligation to pay hereunder shall be limited to the lesser of (x) the amount of the settlement offer that the Indemnified Party declined to accept, or (y) the aggregate Damages of the Indemnified Party with respect to such third party claim (subject only to the limitations in Section 6.5).
(b) A claim for indemnification under Section 6.2 or 6.3 for any matter not involving a third-party claim may be asserted by written notice to the party from whom indemnification is sought, which notice shall set forth in reasonable detail the basis for such claim and the amount of such claim. The Indemnifying Party shall have twenty (20) days from its receipt of such notice to dispute the claim in writing. If the Indemnifying Party does not give notice to the Indemnified Party that it disputes such claim within such period of twenty (20), then the claim specified in such notice will be conclusively deemed to be subject to indemnification under this Article VI.
Section 6.5 Limitations.
(a) Neither the Purchaser, on the one hand, nor the Seller and the Shareholders, on the other hand, shall be entitled to assert any right of indemnification under Section 6.2(a) or Section 6.3(a), respectively, unless the aggregate amount of Damages incurred by the Purchaser Indemnified Parties or the Seller Indemnified Parties, respectively, exceeds $20,000 (the “Basket”), after which the Purchaser Indemnified Parties or the Seller Indemnified Parties, respectively, shall be entitled to indemnification under this Agreement for the amount of all such Damages in excess of the Basket; provided, however, that indemnification obligations resulting from fraud or the breach of any Surviving Representation shall not be subject to the Basket.
(b) Neither the Purchaser, on the one hand, nor the Seller and the Shareholders, on the other hand, shall be liable for aggregate Damages under Section 6.3(a) or Section 6.2(a), respectively, in excess of fifty percent (50%) of the Final Cash Purchase Price; provided, however, that indemnification obligations resulting from fraud or the breach of any Surviving Representation shall not be subject to such limitation.

(c) In no event shall any Shareholder be liable for aggregate Damages under Section 6.2(a) in excess of the product of (i) such Shareholder’s Pro Rata Share multiplied by (ii) the Final Cash Purchase Price as reduced by the Besner Loan Payment; provided, however, that indemnification obligations resulting from fraud or the Seller’s breach of any Surviving Representation shall not be subject to such limitation.
(d) In determining the amount of any Damages for which a party may seek indemnification under this Article VI, any materiality standard contained in a representation, warranty or covenant shall be disregarded.
(e) No claim for indemnification shall be made (i) by any party for exemplary or punitive damages, (ii) by the Purchaser for the breach of any representation or warranty in this Agreement by the Seller of which the Purchaser has actual knowledge prior to the Closing as a result of its due diligence investigation or otherwise, or (iii) by the Seller for the breach of any representation or warranty in this Agreement by the Purchaser of which the Seller has actual knowledge prior to the Closing as a result of its due diligence investigation or otherwise.
Section 6.6 Subrogation. If an Indemnifying Party makes any payment under this Article VI in respect of any Damages, such Indemnifying Party shall be subrogated, to the extent of such payment, to the rights of the Indemnified Party against any insurer or third party with respect to such Damages.
Section 6.7 Tax Treatment. Any payment made under this Article VI shall be treated as an adjustment to the Purchase Price for purposes of all Taxes.
Section 6.8 Exclusive Remedy. Subject to the provisions of this Article VI, the parties acknowledge and agree that, except with respect to matters addressed in Sections 6.2(b) through (f) (inclusive) or 6.3(b) through (d) (inclusive) or for claims based on fraud, (i) the indemnification provisions in this Article VI shall be the exclusive remedy for Damages arising out of this Agreement and the transactions contemplated hereby, and (ii) each party hereby waives (on behalf of itself and the Purchaser Indemnified Parties or the Seller Indemnified Parties, as the case may be) any other rights, remedies or claims of any nature whatsoever in respect of Damages relating to or arising in connection with this Agreement or the transactions contemplated hereby, whether for indemnification, breach of contract, tort, set-off or rescission or under any other legal theory.
ARTICLE VII
DEFINITIONS AND INTERPRETATION
Section 7.1 Definitions. For all purposes of this Agreement, except as otherwise expressly provided or unless the context clearly requires otherwise:
“AAA” shall have the meaning set forth in Section 8.11.
“Accounting Referee” shall have the meaning set forth in Section 1.4(a).

“Accounts Receivable” shall mean (i) all trade accounts receivable and other rights to payment from customers of the Seller and the full benefit of all security for such accounts or rights to payment, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of the Seller; (ii) all other accounts or notes receivable of the Seller related to the Business or the Purchased Assets and the full benefit of all security for such accounts or notes; and (iii) any claim, remedy or other right related to any of the foregoing.
“Affiliate” shall mean, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified.
“Agreement” shall mean this Asset Purchase Agreement, together with the Exhibits and Schedules hereto.
“Allocation Statement” shall have the meaning set forth in Section 1.6.
“Assignment and Assumption Agreement” shall mean that certain Assignment and Assumption Agreement to be entered into between the Seller and the Purchaser in connection with the Closing providing for the assignment by the Seller, and the assumption by the Purchaser, of the Assumed Liabilities.
“Assumed Contracts” shall have the meaning set forth in Section 1.5(a).
“Assumed Liabilities” shall have the meaning set forth in Section 1.5(a).
“Assumed Nickelodeon Shortfall” shall have the meaning set forth in Section 1.5(a).
“Audit” shall mean any audit, assessment of Taxes, other examination by any Tax Authority, or any Proceeding or appeal of such Proceeding relating to Taxes.
“Balance Sheet Date” shall have the meaning set forth in Section 3.4(a).
“Basket” shall have the meaning set forth in Section 6.5(a).
“Besner Loan” shall have the meaning set forth in Section 3.24.
“Besner Loan Payment” shall have the meaning set forth in Section 2.3(a).
“Bill of Sale” shall mean that certain Bill of Sale to be entered into by the Seller in connection with the Closing providing for the sale, transfer, assignment, conveyance and delivery of the Purchased Assets to the Purchaser.
“Business” shall have the meaning set forth in the recitals hereto.
“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the City of New York are authorized or required by law or executive order to remain closed.

“Carolina Commerce Loan” shall mean the financing transactions reflected by that certain promissory note dated May 18, 2009 in the original principal amount of $500,000 issued by the Seller payable to Carolina Commerce Bank.
“Carolina Commerce Payment” shall have the meaning set forth in Section 2.3(b).
“Closing” shall mean the closing referred to in Section 2.1.
“Closing Date” shall mean the date on which the Closing occurs.
“Closing Net Equity” shall mean, as of the Closing Date, the amount equal to (i) the book value of the Purchased Assets as of the Closing Date, plus (ii) the amounts of (A) Closing Retained Cash and (B) Seller Transaction Expenses deducted in calculating the Preliminary Cash Purchase Price, minus (iii) the sum of (A) the book value of the Assumed Liabilities as of the Closing Date, (B) the amount of the Carolina Commerce Payment, and (C) the amount of the Besner Loan Payment.
“Closing Retained Cash” shall have the meaning set forth in Section 1.4(a).
“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Computer Software” shall mean computer programs (other than shrinkwrap programs), including any and all software implementations of algorithms, models and methodologies whether in source code or object code form, databases and compilations, including any and all data and collections of data, all documentation, including user manuals and training materials, related to any of the foregoing and the content and information contained on any Web site.
“Consent” shall mean any approval, consent, ratification, waiver or other authorization.
“Contract” shall mean any agreement, contract, obligation, promise or undertaking (whether written or oral) that is legally binding.
“Copyrights” shall mean U.S. and foreign copyrights (including those in computer software and databases), and all registrations and applications to register the same.
“Damages” shall have the meaning set forth in Section 6.2.
“Disclosure Schedule” shall mean the disclosure schedule prepared by the Seller and delivered to the Purchaser simultaneously with the execution hereof setting forth certain exceptions to the representations and warranties contained in Article III and certain other information called for by this Agreement.
“Dispute” shall have the meaning set forth in Section 8.11.
“Disputed Items” shall have the meaning set forth in Section 1.4(a).

“Documents” shall mean any documents, certificates or agreements required to be executed and delivered by the Purchaser, the Seller or any Shareholder hereby, including the Bill of Sale, the Assignment and Assumption Agreement, the Non-Competition and Non-Disclosure Agreements and the Escrow Agreement.
“Encumbrances” shall mean any and all encumbrances, liens, charges, security interests, options, claims, mortgages, pledges, proxies, voting trusts or agreements or similar restrictions on title.
“Environmental Claim” shall mean any claim, action, cause of action, investigation or written notice by any Person alleging actual or potential Liability for investigatory, cleanup or governmental response costs or natural resources or property damages, or personal injuries, attorney’s fees or penalties relating to (i) the presence, migration or release into the environment, of any Materials of Environmental Concern at, to or from any location, now or in the past, or (ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.
“Environmental Law” shall mean each federal, state, local and foreign law and regulation relating to pollution, protection or preservation of human health or the environment including ambient air, surface water, ground water, land surface or subsurface strata and natural resources, and including each law and regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacturing, processing, distribution, use, treatment, generation, storage, containment (whether above ground or underground), disposal, transport or handling of Materials of Environmental Concern, or the preservation of the environment or mitigation of adverse effects thereon and each law and regulation with regard to record keeping, notification, disclosure and reporting requirements respecting Materials of Environmental Concern.
“Equity Decrease” shall have the meaning set forth in Section 1.4(b)(ii).
“Equity Increase” shall have the meaning set forth in Section 1.4(b)(i).
“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” shall mean any trade or business, whether or not incorporated, that together with the Seller would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA.
“Escrow Agent” shall have the meaning set forth in Section 1.3(b).
“Escrow Agreement” shall have the meaning set forth in Section 1.3(b).
“Escrow Amount” shall have the meaning set forth in Section 1.3(b).
“Estimated Retained Cash” shall mean $411,944.59, which is the amount of Retained Cash, as of the Closing Date, as estimated by the Purchaser and the Seller immediately prior to the execution hereof.

“Excluded Assets” shall mean and include only the following assets of the Seller:
(i) all minute books, entity books and records, Organizational Documents and corporate seals of the Seller;
(ii) all insurance policies and rights thereunder (except to the extent specified in the definition of Purchased Assets);
(iii) all personnel and other records that the Seller is required by law to retain in its possession;
(iv) all claims for refund of Taxes and other governmental charges of whatever nature;
(v) all rights in connection with, and assets of, the Plans of the Seller;
(vi) all rights of the Seller and the Shareholders under this Agreement and the Documents;
(vii) any records relating to Excluded Assets or Retained Liabilities (including all Tax Returns and financial statements of the Seller);
(viii) any work papers or materials in the possession of the Seller or any of its Affiliates or any of their respective shareholders, members, officers, directors, employees, agents or attorneys relating to the transactions contemplated hereunder (including e-mail messages) or the sale of the Business or substantially all of the assets of the Seller to other Persons in previously negotiated transactions (whether or not consummated);
(ix) all rights, claims, counterclaims, credits, causes of action and rights of set-off against third parties to the extent relating to the Excluded Assets or the Retained Liabilities;
(x) all Retained Cash and the Seller’s canceled checks and credit card accounts;
(xi) all Permits of or relating to the Business or any Persons employed therein that are not assignable to the Purchaser; and
(xii) the assets, including the Contracts, of the Seller expressly set forth in Part 7.1 (Excluded Assets) of the Disclosure Schedule.
“Final Cash Purchase Price” shall have the meaning set forth in Section 1.3(a).
“Final Resolution” shall have the meaning set forth in Section 1.4(a).
“Financial Statements” shall have the meaning set forth in Section 3.4(a).
“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Entity” shall mean a court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency.
“Indemnified Party” shall have the meaning set forth in Section 6.4(a).
“Indemnifying Party” shall have the meaning set forth in Section 6.4(a).
“Intellectual Property” shall mean all of the following: Trademarks, Patents, Copyrights, Trade Secrets, Computer Software, Internet domain names and Licenses.
“Interim Balance Sheet” shall have the meaning set forth in Section 3.4(a).
“Inventory” or “Inventories” shall mean all inventory of the Seller, wherever located, including all finished goods, work in process, raw materials, spare parts and all other materials and supplies to be used or consumed by the Seller in the production of finished goods.
“IRS” shall mean the United States Internal Revenue Service or any successor agency, and, to the extent relevant, the United States Department of the Treasury.
“Lease” shall mean each lease, sublease, license or other occupancy agreement (as amended, modified or supplemented thereto) pursuant to which the Seller leases, subleases, possesses, operates or otherwise occupies any real or personal property.
“Leased Real Property” shall have the meaning set forth in Section 3.8(a).
“Legal Requirement” shall mean any federal, state, local, municipal, foreign or other administrative order, constitution, law, ordinance, Permit, principle of common law, regulation or statute, as amended and in effect from time to time.
“Liabilities” shall mean liabilities and obligations, secured or unsecured, whether absolute, accrued, contingent, fixed or otherwise, whether known or unknown and whether or not due, including liabilities for Taxes.
“Licenses” shall mean all licenses, sublicenses, permissions and other agreements pursuant to which the Seller has acquired rights in or to any Intellectual Property and all licenses, sublicenses, permissions and other agreements pursuant to which the Seller has licensed or transferred the right to use any of the foregoing, other than standard Computer Software licenses.
“Material Adverse Effect” shall mean a material adverse change in or effect on the business, properties, assets, Liabilities, condition (financial or otherwise) or results of operations of the Seller.
“Materials of Environmental Concern” shall mean chemicals; pollutants; contaminants; wastes; toxic or hazardous substances, materials and wastes; petroleum and petroleum products; asbestos and asbestos-containing materials; polychlorinated biphenyls; lead and lead-based paints and materials; radon; and any chemical, substance or waste regulated or limited by any Environmental Law.

“Nickelodeon License” shall have the meaning set forth in Section 1.5(a).
“Non-Competition and Non-Disclosure Agreements” shall mean those certain Non-Competition and Non-Disclosure Agreements to be entered into in connection with the Closing between the Purchaser and the Seller and between the Purchaser and each of James T. Beaty, Laurie D. Beaty and Beth C. Besner.
“Notice of Arbitration” shall have the meaning set forth in Section 8.11.
“Notice of Disputed Items” shall have the meaning set forth in Section 1.4(a).
“Order” shall mean any order, award, decision, injunction, judgment, ruling, decree, charge, writ, subpoena or verdict entered, issued, made or rendered by any Governmental Entity or arbitrator.
“Organizational Documents” shall mean: (i) the articles or certificate of incorporation and the bylaws of a corporation; (ii) the partnership agreement and any statement of partnership of a general partnership; (iii) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (iv) the articles of organization or certificate of formation and the operating agreement or limited liability company agreement of a limited liability company; (v) any charter or similar document adopted or filed in connection with the creation, formation or organization of a Person; and (vi) any amendment to any of the foregoing.
“Patents” shall mean issued U.S. and foreign patents and pending patent applications, patent disclosures, and any and all divisions, continuations, continuations-in-part, reissues, reexaminations and extension thereof, any counterparts claiming priority therefrom, utility models, certificates of invention and like statutory rights.
“Permit” shall mean any permit, license, registration or Consent issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Legal Requirement.
“Permitted Encumbrances” shall mean with respect to each parcel of Real Property (including Leased Real Property): (i) real estate Taxes, assessments and other governmental levies, fees or charges imposed with respect to such Real Property that are not due and payable as of the Closing Date or otherwise delinquent; (ii) mechanics liens and similar liens for labor, materials or supplies provided with respect to such Real Property incurred in the ordinary course of business for amounts that are not delinquent and would not, individually or in the aggregate, have a Material Adverse Effect; (iii) zoning, building codes and other land use laws regulating the use or occupancy of such Real Property or the activities conducted thereon that are imposed by any Governmental Entity having jurisdiction over such Real Property, to the extent there is no present violation thereof or material non-compliance therewith; and (iv) easements, covenants, conditions, restrictions and other similar matters affecting title to such Real Property and other title defects that do not or would not impair the use or occupancy of any such Real Property in the Seller’s operation of the Business thereon.

“Person” shall mean a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.
“Plan” shall mean each bonus, deferred compensation, incentive compensation, stock purchase, stock option, employment, consulting, severance or termination pay, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program, agreement or arrangement, and each other “employee benefit plan” (within the meaning of Section 3(3) of ERISA), whether formal or informal, written or oral and whether legally binding or not, that is sponsored, maintained or contributed to or was sponsored, maintained or contributed to at any time by the Seller or by any trade or business, whether or not incorporated which together with the Seller would be deemed to be a “single employer” within the meaning of Section 4001 of ERISA, within the last six (6) years, for the benefit of any employee, former employee, consultant, officer or director of the Seller.
“Preliminary Cash Purchase Price” shall mean $4,400,000.00, less the amount of (i) Estimated Retained Cash and (ii) any Seller Transaction Expenses paid by the Seller prior to the Closing.
“Proceeding” shall have the meaning set forth in Section 3.13.
“Pro Rata Share” shall mean the percentage set forth opposite each Shareholder’s name under the heading “Pro Rata Share” in Exhibit B hereto.
“Purchased Assets” shall mean and include all of the Seller’s assets, properties and rights of every kind and description, tangible and intangible, real, personal or mixed, accrued and contingent, which are used in the Business and are in existence on the date hereof, wheresoever located and whether or not carried or reflected on the books and records of the Seller, excluding the Excluded Assets. Without limiting the generality of the foregoing, “Purchased Assets” shall, in any event, include all of the following items owned by, or leased or licensed to, the Seller:
(i) all machinery, equipment, tools, furniture, office equipment, computer hardware, supplies, materials, vehicles and other items of tangible personal property (other than Inventories) of every kind, together with any express or implied warranty by the manufacturers or sellers or lessors of any item or component part thereof and all maintenance records and other documents relating thereto;
(ii) all Inventories;
(iii) all Accounts Receivable;
(iv) all Intellectual Property;
(v) all “general intangibles” (as defined in the Uniform Commercial Code);
(vi) all goodwill and going concern value;

(vii) all telephone and fax numbers, e-mail and Web site addresses and Internet domain names;
(viii) the name “Neat Solutions” and any name or mark derived therefrom;
(ix) all vendor numbers and UPC codes of the Seller used in the Business;
(x) all books and records of the Seller relating to the Business, to persons employed in respect thereto, to the Purchased Assets and to the Assumed Liabilities (other than those that are Excluded Assets), including all purchase orders, invoices, items of payment, tax receipts, correspondence, internal memoranda, forecasts, price lists, creative materials, advertising materials, promotional materials, sales records, personnel records, customer lists, financial records and other written or printed materials relating thereto;
(xi) the Assumed Contracts and all rights of the Seller arising under or pursuant thereto;
(xii) to the extent assignable, all Permits of or relating to the Business or any Persons employed therein, and all pending applications or renewals thereof;
(xiii) all deposits, prepaid sums, fees and expenses (including rental fees, utility charges and service charges), trust funds, retainages, escrows, monies and assets held by third parties and deferred charges;
(xiv) all claims, causes of action, choses in action, rights of recovery and rights of set-off relating to the Purchased Assets, the Assumed Liabilities or the Business, whether choate or inchoate, known or unknown, contingent or noncontingent; and
(xv) all insurance benefits, including rights and proceeds, arising from or relating to the Purchased Assets and Assumed Liabilities prior to the Closing Date.
“Purchase Price” shall have the meaning set forth in Section 1.1.
“Purchaser” shall have the meaning set forth in the preamble.
“Purchaser Indemnified Parties” shall have the meaning set forth in Section 6.2.
“Real Property” shall mean all real property that is owned or used by the Seller or that is reflected as an asset of the Seller on the Interim Balance Sheet.
“Related Person” shall mean (i) with respect to a specified individual, any member of such individual’s Family and any Affiliate of any member of such individual’s Family, and (ii) with respect to a specified Person other than an individual, any Affiliate of such Person and any member of the Family of any such Affiliates that are individuals. The “Family” of a specified individual shall mean the individual, such individual’s spouse and former spouses, any other individual who is related to the specified individual or such individual’s spouse or former spouse within the third degree, and any other individual who resides with the specified individual. The Seller will not be deemed to be a Related Person of any Shareholder.

“Retained Cash” shall mean all cash, cash equivalents and short-term investments of the Seller, including all associated investment, deposit and checking accounts.
“Retained Cash Excess” shall have the meaning set forth in Section 1.4(b)(iv).
“Retained Cash Shortfall” shall have the meaning set forth in Section 1.4(b)(iii).
“Retained Liabilities” shall have the meaning set forth in Section 1.5(b).
“Rules” shall have the meaning set forth in Section 8.11.
“Seller” shall have the meaning set forth in the preamble.
“Seller Indemnified Parties” shall have the meaning set forth in Section 6.3.
“Seller Transaction Expenses” shall have the meaning set forth in Section 8.1.
“Shareholders” shall have the meaning set forth in the preamble.
“Statement of Closing Calculations” shall have the meaning set forth in Section 1.4(a).
“Surviving Representations” shall have the meaning set forth in Section 6.1.
“Tax” shall mean any federal, state, local, foreign or other income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code § 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, general service, alternative or add-on minimum, estimated or other tax of any kind whatsoever, however denominated, and will include any interest, penalty, or addition thereto, whether disputed or not.
“Tax Authority” shall mean the Internal Revenue Service, state Tax authority, local Tax authority and any other domestic or foreign governmental authority responsible for the administration of any Taxes.
“Tax Return” shall mean all Federal, state, local and foreign Tax returns, declarations, statements, reports, schedules, forms and information returns, including any attachments or amendments thereto.
“Trademarks” shall mean U.S. and foreign trademarks, trade dress, service marks, designs, logos, slogans, trade names (including “Table Topper”, “Potty Topper”, “Floor Topper” and “Neat-Ware”), corporate names and general intangibles of like nature, together with goodwill, and all registrations and applications to register the foregoing.

“Trade Secrets” shall mean all confidential information, technology, know-how, inventions, processes, formulae, algorithms, models and methodologies, including all categories of trade secrets as defined in the Uniform Trade Secrets Act including business information.
Section 7.2 Interpretation; Usage.
(a) When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement unless otherwise clearly indicated to the contrary.
(b) Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”
(c) The word “or” as used in this Agreement shall not be exclusive.
(d) The word “will” as used in this Agreement has the same meaning as “shall” and thus means an obligation and an imperative and not a futurity
(e) The words “hereof”, “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.
(f) The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.
(g) A reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns.
(h) A reference to any statute or to any provision of any statute shall include any amendment to, and any modification or re-enactment thereof, and all regulations and statutory instruments issued thereunder or pursuant thereto.
(i) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.
(j) For purposes of the representations and warranties of the Seller in Article III, the “Knowledge of the Seller” shall mean the knowledge, after a commercially reasonable investigation regarding the accuracy of the fact or matter in question, of each of the Seller’s officers and directors.
(k) Unless otherwise specified herein, all accounting terms used herein shall be interpreted and all accounting determinations hereunder shall be made in accordance with GAAP.

ARTICLE VIII
MISCELLANEOUS
Section 8.1 Fees and Expenses. All costs and expenses of the Purchaser incurred in connection with this Agreement and the consummation of the transactions contemplated hereby, including the fees and expenses of the Purchaser’s attorneys and accountants and any and all commissions for any brokers retained by the Purchaser, shall be paid by the Purchaser. All costs and expenses of the Shareholders and the Seller incurred in connection with this Agreement and the consummation of the transactions contemplated hereby, including any and all commissions for any brokers retained by the Seller or the Shareholders and the fees and expenses of the Shareholders’ and the Seller’s attorneys and accountants (collectively, the “Seller Transaction Expenses”), shall be paid by the Seller. Notwithstanding the foregoing, the Purchaser will pay fifty percent (50%) of all fees required to transfer from the Seller to the Purchaser (or any Affiliate of the Purchaser) the Nickelodeon License and those Licenses set forth in Part 3.17(a) of the Disclosure Schedule between the Seller and each of Disney Consumer Products and Sesame Workshop, but in no event more than $37,500.00 in the aggregate, and the balance of all such transfer fees shall be paid by the Seller.
Section 8.2 Amendment and Modification. This Agreement may be amended, modified and supplemented in any and all respects, but only by a written instrument signed by the Purchaser, the Seller and the Shareholders expressly stating that such instrument is intended to amend, modify or supplement this Agreement.
Section 8.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if sent by certified mail, return receipt requested, faxed (which is confirmed) or sent by an overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified to all other parties by like notice):
If to the Purchaser, to:
Hamco, Inc.
916 S. Burnside Avenue
Gonzales, Louisiana 70737
Attention: Mr. E. Randall Chestnut
Fax: (225) 647-9112
with a copy to (which shall not constitute notice to the Purchaser or the Seller):
Rogers & Hardin LLP
2700 International Tower
229 Peachtree Street NE
Atlanta, Georgia 30303
Attention: Steven E. Fox, Esq.
Fax: (404) 230-0938

If to the Seller or the Shareholders, to:
Neat Solutions, Inc. (or such other successor name provided by the Seller to the Purchaser)
c/o Mr. James T. Beaty
14845 Charterhouse Lane
Huntersville, North Carolina 28078
Fax: (704) 895-3430
with a copy to (which shall not constitute notice to the Seller or the Shareholders):
Gunster, Yoakley & Stewart, P.A.
Phillips Point
777 South Flagler Drive
Suite 500 East
West Palm Beach, Florida 33401
Attention: David G. Bates, Esq.
Fax: (561) 655-5677
Section 8.4 Counterparts; Execution; Facsimile Delivery. This Agreement may be executed in one or more counterparts, each of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, whether delivered actually or via facsimile.
Section 8.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Documents and the instruments executed and delivered pursuant hereto): (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof; and (ii) except as set forth in Article VI with respect to the Purchaser Indemnified Parties and the Seller Indemnified Parties and in Section 5.2 with respect to those certain employment arrangements specified therein, is not intended to confer upon any Person other than the parties hereto and thereto any rights or remedies hereunder.
Section 8.6 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

Section 8.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, and without reference to any Florida conflict of laws rule that would result in the application of the laws of a State other than Florida.
Section 8.8 Waiver. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.
Section 8.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that the Purchaser may assign any or all of its rights and interests hereunder to (i) any Affiliate of the Purchaser or (ii) any lender to the Purchaser or any Affiliate thereof as security for obligations to such lender, and no such assignment shall in any manner relieve the Purchaser of any of its obligations under this Agreement. Subject to the immediately preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors and assigns.
Section 8.10 Further Assurances. The parties agree (i) to furnish upon request to each other such further information; (ii) to execute and deliver to each other such other documents; and (iii) to do such other acts and things, all as the other parties may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.
Section 8.11 Dispute Resolution. Except as set forth in Sections 1.4 and 8.12, any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or validity thereof (“Dispute”), shall be finally settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association (“AAA”) then in effect (the “Rules”), except as modified herein. The place of arbitration shall be Atlanta, Georgia. A party shall be deemed properly served and joined to an arbitration proceeding instituted pursuant to this Section 8.11 upon delivery of a notice (in accordance with Section 8.3) that such an arbitration has been instituted (a “Notice of Arbitration”). Arbitrations under this Agreement shall be conducted before one (1) arbitrator selected by the mutual agreement of the Purchaser and the Seller; provided, however, that in the event that the Purchaser and the Seller are unable to agree on an arbitrator within thirty (30) days of the commencement of such arbitration, either party may request that the AAA appoint the arbitrator in accordance with the Rules. Any arbitrator appointed by the AAA shall be a retired judge or a practicing attorney with no less than fifteen (15) years of experience and an experienced arbitrator. The arbitral tribunal shall be required to follow the law of the State of Florida. Any arbitration proceedings, decision or award rendered hereunder and the validity, effect and interpretation of this arbitration agreement shall be governed by the Federal Arbitration Act, 9 U.S.C. §1 et seq. The award shall be in writing and shall state the findings of fact and conclusions of law on which it is based. The award shall be final and binding upon the parties and shall be the sole and exclusive remedy between the parties regarding any claims, counterclaims, issues or accounting presented to the arbitral tribunal. Judgment upon the award may be entered in any court having jurisdiction. By agreeing to arbitration, the parties do not intend to deprive any party of its right to seek or any court of its jurisdiction to issue a pre-arbitral injunction, pre-arbitral attachment, or other order in aid of arbitration proceedings and the enforcement of any award. Without prejudice to such provisional remedies as may be available under the jurisdiction of a court, the arbitral tribunal shall have full authority to grant provisional remedies and to direct the parties to request that any court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any party to respect the arbitral tribunal’s orders to that effect. In addition to damages, the arbitral tribunal may award any remedy provided for under applicable law and the terms of this Agreement, including specific performance or other forms of injunctive relief. If the arbitral tribunal deems such an award to be appropriate, it may require the non-prevailing party to pay the fees of the arbitral tribunal and the reasonable expenses incurred in connection with the arbitration, including the prevailing party’s reasonable attorneys’ fees.

Section 8.12 Equitable Remedies. Each party to this Agreement acknowledges that the other parties would be damaged irreparably and would have no adequate remedy of law if any provision of this Agreement is not performed in accordance with its specific terms or otherwise is breached. Accordingly, each party agrees that the other parties will be entitled to an injunction to prevent any breach of any provision of this Agreement and to enforce specifically any provision of this Agreement, in addition to any other remedy to which they may be entitled and without having to prove the inadequacy of any other remedy they may have at law or in equity and without being required to post bond or other security.
Section 8.13 Bulk Sales Laws. The Purchaser hereby waives compliance by the Seller with the provisions of the “bulk sales”, “bulk transfer” or similar laws of any state; provided, however, that such waiver does not alter or affect the Seller’s indemnification obligations pursuant to Section 6.2(d).
[Signature pages and exhibits follow.]

IN WITNESS WHEREOF, the Purchaser, the Seller and each of the Shareholders have executed, or caused to be executed by their respective officers thereunto duly authorized, this Agreement as of the date first written above.

PURCHASER: HAMCO, INC.
By:	/s/ E. Randall Chestnut
E. Randall Chestnut, President and Chief
Executive Officer

SELLER: NEAT SOLUTIONS, INC.
By:	/s/ James T. Beaty
James T. Beaty, President

SHAREHOLDERS:
/s/ James T. Beaty
JAMES T. BEATY

/s/ Laurie D. Beaty
LAURIE D. BEATY

/s/ Kevin Beaty
KEVIN J. BEATY

/s/ James T. Beaty
JAMES T. BEATY, as Custodian for
Sean A. Beaty

/s/ Beth Besner
BETH C. BESNER

BRAD N. BESNER IRREVOCABLE TRUST AGREEMENT FBO GRANT MITCHELL BESNER DATED 9/26/97
By:	/s/ Beth Besner
Beth C. Besner, Trustee

BRAD N. BESNER IRREVOCABLE TRUST AGREEMENT FBO NOAH KANE BESNER DATED 12/10/99
By:	/s/ Beth Besner
Beth C. Besner, Trustee